Filed by Phosphate Resource Partners Limited Partnership
pursuant to Rule 425 under the Securities Act of 1933,
as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Phosphate Resource Partners Limited Partnership Commission File No: 1-9164
Subject Company: Phosphate Resource Partners Limited Partnership

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding expected quarterly and annual results for 2004, expectations regarding the phosphate market recovery and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of IMC Global's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in IMC Global's forward-looking statements: increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; DAP and potash pricing, margins and realizations; and the prices of raw materials. Additional factors that could cause IMC Global's results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Report on Form 10-K of IMC Global filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov).

        If the PLP merger transaction is pursued and moves forward to a vote of PLP unitholders, prior to any vote, IMC Global will file a Registration Statement with the Securities and Exchange Commission, which will include a proxy statement/prospectus and other relevant documents concerning the proper merger transaction. At that time PLP unitholders will be urged to read the proxy statement/prospectus and any other relevant documents filed with the Securities and Exchange Commission because they will contain important information relating to IMC Global, PLP and the proposed merger. You will be able to obtain the document free of charge at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, you may obtain documents filed with the SEC by IMC Global, including periodic reports and current reports, free of charge by requesting them in writing from IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200; e-mail: daprichard@imcglobal.com. You may obtain documents filed with the Securities and Exchange Commission by PLP free of charge by requesting them in writing from Phosphate Resource Partners Limited Partnership, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

        IMC Global, and its respective directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies in connection with any possible merger transaction. Information regarding such persons and their interests in PLP is set forth in PLP's Annual Report on Form 10-K for the year ended December 31, 2002 under Items 10 and 12. Investors also will be able to obtain additional information regarding such persons and their interests in any possible transaction by reading IMC Global's registration statement relating to a possible merger when and if filed with the Securities and Exchange Commission.

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 TALKPOINT.COM

Goldman Sachs 8th Annual Agricultural Forum—
Douglas A. Pertz,
Chairman & CEO, IMC Global

February 24, 2004

[START RECORDING]

        JESSE:    All right, we'll go ahead and get started with the afternoon session. First up on the docket is IMC Global, the second of the day's fertilizer companies. IMC had some exciting news here that they announced a couple, two, three weeks back that they'll touch on I'm sure. These guys do two of the three nutrients primarily, phosphates and potash. Again, global producers much like PCS was earlier this morning. So, with that, I'll turn the podium over to Doug Pertz, CEO from IMC Global.

        DOUG PERTZ:    Thank you Jesse, and good afternoon. I want to just clarify something, I'm not sure we were the second fertilizer producers. I just wanted to clarify that right up front.

        You all can read the disclaimers. As Jesse mentioned, we are producers in two out of the three crop nutrients, that being phosphates and potash. In fact, we are the world's largest producers in both of these nutrients. In the phosphate business, number one, and on a worldwide basis, both in domestic market share and in production on a worldwide basis, in excess of six million tons of concentrate production last year. And also, the world's largest producer in the potash business as well, with over eight point six million tons of production last year.

        We're also a major player in the feed ingredient business, which includes a combination of both of our phosphates and our potash potassium ingredients in our feed businesses. Well positioned as the number one position in our two crop nutrients that we participate in.

        In the phosphate business, we have the leading market share domestically positioned with about twenty-eight percent (28%) of the North American market share. We produce, from our mines in central Florida, and then process our rock in concentrate plants, chemical plants, both in Florida as well as Louisiana. About fifty-six percent (56%) of over six million tons of production last year was exported, with the balance of the forty-four percent (44%), constituting the North American market, which gave us the highest market share in the business. Our largest customers were China at over a million, one point two million tons, Brazil, Australia, India and Japan. We're well positioned in both of our key nutrients as a low cost player in these businesses as indicated based on industry surveys as you can see from these charts.

        In our Florida operations, in the green bars to the left of the chart, as a low cost player. Our Louisiana operations, because of the cost of transporting rock across the Gulf to our plants, is not as low a cost. But then, we're well positioned from these plants, and with the logistic and transportation advantage going into the bulk of the North American market up the Mississippi River.

        In the potash business, again, the largest player in the business with over eight point six million tons of production last year. Of which about two thirds of it went into the domestic marketplace. Again, the market share leader in North America with about forty-eight percent (48%) market share in North America. And the leading player, with about fifty percent (50%) of the industrial marketplace for potash potassium as well. The majority of our product is mined in our Canadian mines in Saskatchewan, which is augmented by mines in Carlsbad, New Mexico, which not only produce MOP products, but also a specialty KMAG product, which is a high margin unique product into the world marketplace.

        Again, as in the phosphate business, we're well positioned as a low cost player in this business. And you can see our four Canadian operations to the left of the chart, being the lost cost player in these businesses as well. Carlsbad, New Mexico being a higher cost player, but primarily focusing on KMAG, a unique product with a high margin and with the MOP in a more geographical regional basis.

        Those are the two crop nutrients that we participate in, and are well positioned as the leading player in these businesses. Maybe you heard this morning, a little bit about what drives the crop nutrient business. Key drivers in the, both historically and in the future, are really population and population growth, and improving diets. The two combined, really drive businesses going forward, the business growth going forward.

        Higher growth is obviously in higher populated countries, as well as developing countries where diets are changing, such as India, China, South America, and other countries similar to that. As diets move from a pure grain, low protein diet, to a higher protein, poultry, pork or beef diet, the amount of grain used to produce that higher protein diet moves up fairly dramatically. In fact, beef it takes six times as much grain to produce a pound of beef as it does a pure low protein, grain diet. That combined with increasing population, limited arable land, and the need, pushes the need for increased yields, and obviously for increased fertilizer usage.

        As you can see, this chart plots population growth, and you can see it's particularly strong in the developing countries, obviously. As well, as plots the change in meat consumption and therefore, in that, those two combined, drive grain consumption, or grain demand. So it's a combination of the magnifying affect of both the population growth and the meat consumption or changing in diets, that drives a baseline underlying growth rate in grain, and therefore in fertilizer usage, in the one point five (1.5) to three percent (3%) range. It's higher for higher analysis products, such as diammonium [phonetic] phosphates, phosphate products.

        And that drives worldwide supply and demand for grain, which is an underlying driver for fertilizer production and demand. And we're in a great position this year and into the future years as we see that grain consumption has outstripped production over the last several years. In fact, over the last several years, it has been outstripped by more than ninety million tons. Over the last several years, some of the strongest outstripping of, that is production, consumption versus production that we've seen in many years. That has pushed down the stocks to use ratio to extremely low levels. It's projected to be about sixteen percent (16%) by the end of this year, which is the lowest in almost thirty years.

        China will be a key factor, we think, going forward. It's unclear yet what their demand will be in the future. But right now, it looks like they're clearly not going to be the major exporter that they have been in the past, and in fact, may be an importer going forward, which will continue to put pressure on the overall grain supply and demand.

        What is this doing to the commodity market? Well we've probably already seen significant increases and improvements in commodity pricing. Commodity pricing that is seen in the last sixty days or so, soybeans in the almost nine dollar ($9.00) range. Corn approaching the three-dollar ($3.00) range, and going up from there. The signs are all in place, and the markets all in place to continue to see these types of strong push for high commodity pricing. That suggests, the higher commodity pricing suggests higher income for farmers both now and in the future. And probably as important, higher cash availability for inputs such as for fertilizer. It also means that farmers will be driving for more output, for more productivity. Applying more fertilizer and putting more of their input dollars to fertilizer to get that output. And historically, we've seen as commodity prices have increased, there's been a strong correlation to fertilizer stock prices as well.\

        But let's turn now form the more macro Ag side of it, and take a quick look at what the drivers are for IGL value going forward. We think there are three key drivers aside from the good underpinning of the Ag market. And that is, more specifically, the driver in the phosphate cycle recovery. The biggest market that we have an upside leverage to. Our improved cost position, coupled with our improved balance sheet and capital structure, and third, the merger that we have recently announced with the Cargill [phonetic] Fertilizer Business.

        Certainly, it's a good position to be in today with the Ag sector as positive going forward as we, as we see the commodity business and commodity pricing today. Historically, the phosphates business, the phosphate nutrient has been a very cyclically priced commodity, driven by worldwide supply and demand.

        And as you can see in this twenty plus year look back chart, that we saw very steady supply and demand during a four and a half plus year period of time from 1994 through 1998. A time at which supply and demand was relatively balanced and pricing was in excess of two hundred dollars per metric ton consistently through this period of time. It was also a period of time in which we saw margins on the business in excess of eighty plus dollars a ton.

        Unfortunately, in early 1999, significant new green field capacity was announced and started to come on stream in India and Australia, causing a significant supply shock and imbalance to the supply and demand balance during that period of time, causing pricing to drop more than sixty dollars a ton in the course of several quarters. We've been suffering from that supply demand balance for the last three to four years and have been working through various demand shocks and balancing of supplies in the marketplace to get out from under that. We think we're finally at that point and have started to see a true turnaround in the supply demand balance and improving in, and improvement on the cycle recovery.

        As you can see, the last year and a half from, or two years and a half I guess, from the bottom of the cycle in mid 2001, and we've now come up to a point where there is no additional capacity that is idle other than IMC's million plus tons on the river that is currently idle. And we anticipate will continue to be idle. There are no new green field plants scheduled to come on stream over the next several years as well. That means supply demand is tightening very nicely. We have seen pricing, in the last couple of months, this has also hit a new high, in fact, over two hundred and twenty dollars per metric ton on an export basis, which is an eight-year high as well.

        What does that mean for us? Well, it clearly means that over the last sixty days or so, we've started to see a clear improvement pricing and started to see an improvement in margins, although not as rapidly as the increase

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in pricing. Again, looking at that supply demand period of balance from 1994 through 1998, you can see pricing above two hundred dollars per metric ton, in the blue line. Excuse me, in the red line. And margins in the seventy to ninety dollar range during that period of time as well. The fall off in pricing in the '99 timeframe and the bottom of the cycle pricing and margins, that was experienced until the last several months. And up tick in pricing dramatically in the December timeframe, and then an improvement in margins at least in the sixty plus dollar range, which is very positive going forward. And most recently, in the last several weeks, one of the major input costs of DAP has dropped dramatically. In the last two weeks, we've seen ammonia drop over fifty dollars per ton on a Tampa landed basis. That fifty dollars per ton alone translates in another ten dollars in margin improvement for a ton of DAP. We anticipate we'll continue to see some additional easing in DAP, excuse me, in ammonia pricing and therefore improvements in DAP margins as well.

        The key driver though, is going to continue to be improvements in supply demand balance on the phosphate side, independent of raw material inputs. What's going to continue to drive that? Well, one of the big drivers in the past has been China. We anticipate this year that China will be in excess of three million tons of imports of DAP product. China will continue to grow, at an albeit somewhat lower level of demand for phosphate fertilizers than it has been in the late 1990's, but in the three to five percent (3-5%) range in terms of additional demand for phosphate fertilizers.

        It will continue also, to produce an increased domestic production of DAP as you can see in the right hand chart. The expanding yellow bars suggest the DAP production domestically, will continue to increase. But, they'll continue to also need imports in excess of twenty-nine tons, both this year and into the future.

        Now that three million tons, is already almost fully accounted for based on contracts already in place by PhosChem [phonetic], Usack [phonetic], the Mawkins [phonetic] on a government basis, and Cargo into the Chinese market this year and in the future.

        We're not looking for large increases in China in the future as it drove the market in the past. What we're looking for is, based loaded tons both now and in the future in this marketplace from China.

        India is the opportunity to have more upside potential. India was the one that was a major culprit with internal domestic production increases in the 1999 timeframe, that reduced exports of DAP throughout the world. And as you can see, in 1999, they imported over three million tons of DAP prior to their startup of domestic production. And the domestic production caused significant drops of, a significant drop in world trade.

        But, India continues to drive demand at a five to seven percent annual rate for DAP increases in demand in India. And in fact, last year, India had a very strong monsoon season; demand was very strong. Production problems created a very low ending inventory level in India and there is a good chance that despite the strong domestic protection of the industry, that India will need an additional amount of DAP even in the second quarter potentially, of this year. Presenting the opportunity for some upside potential in the marketplace that has been relatively low for the last several years.

        You know, it's interesting to note that, in India, that um the monsoon seasons and the Ag business are very critical to the Indian economy. In fact, the change in a good versus a bad monsoon season, which they had a good monsoon season last year, made a difference of about two and a half percent (2 1/2%)in GDP growth of their total eight percent (8%) growth last year. And that's how important, in an election year, which they are in this year, that the availability during the season, of enough DAP regardless of what government subsidies are, is going to be an important factor. And we think it may make a difference going in to the second and third quarters of this year.

        What does that all mean? When you put it together, we're in a time in which we're seeing improved supply demand in the phosphate business. Maybe not as rapid an increase as we saw back in the early '90's, up to the supply demand balance period that we talked about in the '94 to '98 timeframe, but one in which consistently we are seeing, on a world wide basis, a continued improvement in plant utilization levels. This improving utilization levels will continue to drive pricing up and consistently see a sustained rate of improvement in pricing over the next several years. These are not our projections. These are industry projections. That's what we see the phosphate business moving forward over the next several years, and IMC is in the best position to reap the benefits of this leverage.

        As I said before, we're also the largest producer in the potash business. And it's a much different business, much more stable, much more predictable, and one in which we continue to see an improving market position of better plant utilization and better supply demand balance, with strong overseas as well as domestic demand improvement. We're in a strong position to benefit from this as well, with both a domestic market share of over

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forty-eight percent (48%) as well as excess capacity to reap the benefits of the additional strong demand both domestically and internationally. On top of our eight point six million tons that we sold this last year, in '03, we have excess capacity in somewhere in one and a half to two million tons that we can bring on stream, very quickly at a low cost, to be able to respond to the continuing strengthening in the world wide demand in this marketplace as well. And that additional production will allow us to reduce our cost overall with additional absorption in our plant costs.

        We're very pleased, as the largest producer in this business, to offer the broadest product line, both in an industrial market range, with our feed products and also with our unique KMAG product range. Two thousand three (2003) was an export record year through Canpotex [phonetic], and it was also a year in which we enjoyed an improvement in contract pricing as well as contract levels with the Chinese, strong Brazilian orders, and we're seeing strong improvements in pricing, although some of that has negatively been, some of our netbacks have been negatively impacted by higher freight rates.

        We've seen, as a result of the strong demand in the potash business, both domestically and internationally, that the industry is at some of the lowest levels of, and the inventory that it has been in a number of years. And that's a good strong start for this year, both domestically and internationally. And in fact, domestically, the industry has been able to achieve some fairly significant price increases. Last summer we implemented a ten dollar per short ton increase, which was on, which we added to a seven dollar increase in the third and fourth quarter of last year, and have recently announced and implemented a ten dollar per short ton increase most recently this month. Now a lot of this is a result of and in response to the change in the Canadian dollar, as most of our production, like other competitors, is in Canada. And therefore, we've seen the negative impacts of the costs associated with the FX. But clearly, the marketplace is responding as a result of the additional cash that farmers have available and allowing and responding to, the price increases. And we're very pleased with that.

        I mentioned earlier, a long-term contract with the Chinese on the phosphates as well as the potash side, we're very pleased to have a two-year contract that continues with the Chinese on the potash side, and that is at a three-dollar increase in price this year versus last year.

        By the way, the Chinese contact is on an FOB basis, so we're seeing the benefit of that price increase despite freight rates going forward.

        A second key driver is IMC operational [unintelligible] position as well as improved balance sheet and capital structure. Just a quick overview, our objective is clearly to have a sustained competitor advantage as positioning ourselves as a low cost producer and continuing to augment that position through continuous improvement. We've taken numerous steps over the recent years, through different project profit, rightsizing programs, as well as other cost savings programs, to take significant amount of dollars, directly or indirectly, out of our cost structure. Our most recent program launched last year has a target of reducing costs by about seventy million dollars over a three-year period of time. As part of our culture, and to augment and underpin all of this, we have a continuous improvement program and culture throughout the corporation that is spear headed by Six Sigma [phonetic] tools. Last year, through these programs of over sixty different projects, we achieved cost reductions of over twelve million dollars. And we anticipate we'll continue to see that next year and in future years. Our target this year is over fifteen million dollars.

        From a balance sheet standpoint, we went through a major restructuring of our balance sheet, and in debt in the middle of last year, that restored the full amount of our bank borrowing capability, and it virtually eliminated our 2005 debt maturities, which provided us and put us in a position we have no future public debt maturities until 2007, with our bank, and we didn't have any scheduled maturities in 2006.

        At the end of 2003, we were in a position with a full amount of our revolver available and over eight million dollars in cash, so we're in a strong liquidity position. We think we're well positioned to enjoy and see the benefits of the upcoming phosphate cycle recovery.

        A quick look at our bank maturity and, excuse me, our debt maturity position, you can see on the left hand side, the refinancing that was completed in the middle of last year which was the 2005 maturity that was pushed out to 2013. The two hundred and sixty-one million and the fifty-five is our bank debt maturity, maturing in 2006. But the next public debt isn't, you know the hundred and fifty million, in 2007. In a good strong position in terms of maturities and our liquidity.

        Cap-X [phonetic], we've been continuing to operate in the hundred and twenty to a hundred and thirty million dollar range. We're anticipating that in 2004, we'll spend about a hundred and ten to a hundred and

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twenty million dollars in capital expenditures. We recently announced the merger of our PLP units into IMC an exchange rate of point two shares of IMC for each unit of PLP. PLP is a master limited partnership that owns approximately forty percent (40%) of the IMC phosphates business, of which IMC is the general operating partner and we own a majority of the MLP. The combination of the merging of this business will eliminate the minority interest of approximately twenty percent (20%) that IMC has through the issuance of approximately ten million shares at the current exchange ratio that is offered. Obviously, this is subject to finalization of a definitive agreement and other customary conditions. However, we are in a position in which the largest PLP unit holder representing a majority of the unit that IMC does not already own, has already supported this action and the merger. We think it greatly simplifies the structure and reduces complexity, which we think is important. Eliminates cost and overhead associated with a partnership and increases the liquidity for PLP unit holders. We also think it's a good time to be doing something like this as the phosphate business starts to be looking out for the rebound.

        So, in summary, the first two things that drive our business that position IMC well at this point in time, is while we don't talk about it a lot, we are really well positioned as the largest potash producer in the business, with strong, stable and growing earnings, especially in recent quarters as we have seen strong price increases.

        We have positioned the company, and it has taken significant actions for significant cost reductions, and we'll continue to do so through our Six Sigma and other cost reduction programs. We have significant increased volume potential in both of our major nutrients. We're the only player in the phosphate business that has additional idle capacity today with approximately one point two million tons of idle phosphate production in our Louisiana operations. We have close to two million tons of additional capacity in our potash operations that we can bring on stream to fill the growing demand both domestically and internationally in this business. We've restructured and positioned ourselves from our balance sheet, to assure that our liquidity is in very good shape, and that we have no debt maturities until approximately 2007. And I think, most importantly, we're well positioned as the world's largest producer in the phosphate business, with significant upside leverage. And after years, I think the bottom of the cycle, margins are starting to turn around fairly dramatically and we're best positioned to see the benefit of these margin improvements.

        But let's talk about the last area that we think will drive significant value for IMC shareholders. And that is the recently announced merger with Cargill. We announced, at the end of January, the combination of Cargill's fertilizer business with IMC, into a new public company. With the backdrop that we see in the current marketplace today, of an improving overall Ag economy, as well as an improving phosphate cycle, which is probably as important, the third really key driver that we see, on top of the other positioning that we have as an independent stand-alone company, is the merger of these two businesses. It should create significant additional value to our shareholders. It creates a leading publicly traded company in the crop nutrient business, positioned to provide additional value to our shareholders in the future.

        IMC shareholders retained the stock, or the ability for greater upside potential as the value of the phosphate business, and the fundamentals in our business continue to improve. The merger is not a sale, as the bottom of the cycle. In fact, it's just the opposite. It's the merging them that allows shareholders to continue to enjoy the benefits of not only the upside in the cycle, but the benefits of the merging of the two businesses. We remain significant participants in the phosphate business as the cycle increases. In fact, Cargill, in its fertilizer business, is more highly leveraged to the phosphate business than IMC was in its stand alone business. And of course, we continue to reap the benefits of IMC's leading position and low cost position in the potash business.

        The combination will have significant [unintelligible] operational synergies in excess of a hundred and forty five million dollars on an annualized basis, with additional ongoing synergies possible. As I'll talk about in just a minute, it includes the optimization of mining, manufacturing, purchasing, transportation [unintelligible] for an SGA as well.

        The transaction will be immediately accretive to IMC, on an EPS basis, with improving earnings in the future and accretion in the future as well. On top of, the already expected benefits of the improvements in the cycle. Obviously, it dramatically improves our financial profile as well. With LTM sales, and we think bottom of the cycle, LTM sales, of over four billion dollars, and total assets in excess of five billion dollars, it clearly enhances the balance sheets and repositions the company as the player in the fertilizer business.

        The enhanced financial flexibility also is a dramatic improvement over the IMC position on a stand-alone basis. Cargill is contributing its business with only nominal debt. In fact, only the embedded debt of about fifty million dollars. So, relatively low debt. The combination suggests that our ratios will dramatically improve with an

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LTM ebit [phonetic] of about four hundred and forty million dollars without synergies. And again, these are bottom of the cycle LTM numbers. With synergies, it is approaching six hundred million dollars on an LTM bottom of the cycle basis. And total debt will be of a minimal, less than fifty million dollars.

        It's a combination of IMC's leading domestic phosphate and potash businesses that we combine in a very complimentary basis with Cargill largely international and export and distributing basis, which provide a stronger and more versatile broader global platform as well. The combined businesses will have a global phosphate, phosphoric acid capacity of about fourteen point four percent (14.4%) on a worldwide basis. With processed phosphate capacity of about thirteen million tons of concentrated product. Potash global capacity share, which is basically, what IMC has prior to the merger, will be about fifteen point five percent (15.5%).

        The expanded production capacities, coupled with Cargill's large worldwide distribution platform, will provide us a great opportunity for additional growth and especially in key growth areas such as South America, Brazil, China and southeast Asia. These growth platforms will not only give us the ability to sell more products, but also to maximize margins in these areas.

        And I think, lastly, that the transaction creates a company better able to compete globally, one in which positions both companies and the industry for that matter, to better come out of the current cycle that we're in and whether future cycles in a more effective fashion.

        Just a quick overview of the transaction. It is a combination of the two businesses that will be merged into a new shell that will be publicly traded in NYC listed companies. IMC shareholders will receive one share for an existing IMC share, both common and preferred, in the new company. The split will be about sixty-six and a half percent (66.5%) Cargill and thirty-three and a half percent (33.5%), thirty three point five percent IMC shareholders. The headquarters and name have yet to be determined. The CEO and President will be Fritz Corrigan [phonetic], which is currently the Senior Vice President at Cargill Corporation, who is currently in charge of their fertilizer businesses. The Board of Compensation will be eleven directors, the majority of which will be independent. All Board committees will comply with NYC and FCC guidelines. Seven will be appointed by Cargill, and four appointed by IMC, both initially and through the duration of the standstill period. It is anticipated this will be a tax-free transaction, we expect closing to be sometime this summer, with a primary contingencies being regulatory approval, the Department of Justice, as well as shareholder approval.

        As I mentioned before, there is a stand still that will be a four-year stand still suggesting that Cargill does not have the opportunity to acquire additional shares for that four year period of time. And a three-year lock up in which Cargill will not sell shares.

        What did Cargill bring to this that's more than we've already spoken about? Well, certainly a leading position in the phosphate business, a low cost producer similar to IMC, we think that IMC and Cargill are the two low cost players in the phosphate business, and both of us are located in central Florida. Exclusive export rights as well, marking rights if you will, for the Australian export for phosphates through the western mining joint venture, as well as a producer in Lithuania called the Lifosa [phonetic].

        A number two ownership position in Brazil, in the phosphate and fertilizer operations. A Fosfertil [phonetic] in Brazil, and a thirty-five percent (35%) equity in a DAP joint venture in China. And as I said before, significant distributions, approximately three dozen distribution locations, both domestically and throughout the world expanding our base on a combined basis through distribution throughout the world. And finally, at least the start of a nitrogen operation that is a world class nitrogen operation in Canada, on a fifty percent (50%) joint venture basis.

        A quick look Cargill focuses has been, Cargill focuses have been heavily on the international side, on non North American piece as you can see here, complimenting IMC's strong domestic position. The distribution provides a good platform for growth in places such as South America, as you can see on the right hand side, and Asia as well, that we think will be strong, both markets in the future.

        A quick look at the numbers in terms of capacities. IMC capacity in terms of DAP, MAP, and triple, about seven point eight million tons of capacity of which we produce about six point two, six point three million tons last year, and Cargill DAP, MAP, and other concentrated products about five point eight million tons. So, when it's combined, we'll move us from about a six point two million ton concentrated capacity or production level, excuse me, last year, to about a twelve million tons on a combined basis going forward.

        I talked about synergies; the combined business we think will offer synergies over the next several years on a run away basis. On the operational basis only, of about a hundred and forty-five million dollars. Now, this is only

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about three and a half percent (3 1/2%) of the LPM sales level. So, we think this is a very realistic look in terms of where the synergies are. And you can see from the map, we're right next to each other effectively in central Florida, offering the ability for significant operational synergies, both in terms of mining, concentrate operations, and management, as well as purchasing, logistics, warehousing, marketing, and obviously in the GNA portion of the business as well.

        We think there are additional synergies above and beyond these, as well as in other areas of operations, such as balance sheet synergies, and potentially revenue synergies as well. The combination clearly presents the opportunity for a leading player, to create a leading player in the business. As you can see [unintelligible] here again our [unintelligible] basis over a four billion dollar revenue basis. And we think that will be up significantly from that level as we come out of the bottom of the cycle that we've been in the phosphate business the last several years. A closer look at the two businesses, both separately and combined, you can see Cargill on the left hand side, two billion dollars in revenue, about a hundred and seventy-two million dollars in ebit earnings or equity contributions. Again, on LTM basis, IMC is two point one billion dollars in revenue, and two hundred and sixty-eight million dollars at the bottom of the cycle, ebit to cash flow. So, combined, over four billion dollars and four hundred and forty million in LTM pre-synergy ebit levels. And you can see that over, over half of this comes directly from the phosphate business. So, there is still significant leverage to the upside for the phosphate business.

        Another key benefit obviously is an improvement in the balance sheet, that's fairly dramatic with bringing in of less than fifty million dollars in debt. The increase in ebit to cash flow, both pre and post synergies, and an increase in debt that is relatively minimal, dramatically improves the ratios.

        We think the combination, in summary, creates the leading publicly traded company that will be the leader in the crop nutrient business. IMC shareholders are in a strong position to continue to gain the benefit from the upside and the fundamentals, both now and in the future. And significantly see the upside benefits, highly leveraged to the phosphate business. With synergies of over a hundred and forty-five million dollars in operational basis, and then the combination being immediately accretive, both now and in the future, to EPS. We think the balance sheet offers significant improvement, both in flexibility and in valuation from the balance sheet standpoint. And provides the opportunity for faster, more aggressive growth in key markets throughout the world. This is on the backdrop of a tighter grain marketplace, better fertilizer demand in the future, and an improved phosphate cycle going forward.

        I think I might have a couple minutes for questions.

        MALE VOICE:    Yeah, you described yourself as a key swing producer of the phosphate market, or, you know, the combined company going forward, how would you foresee the combined company using that, or you said you can talk about if you were in charge, how, just using that capacity as the cycle turns up, vis-à-vis prices, I mean do you envision a situation where you've got to supply the market with supplies demand comes up and prices, you know, maybe stay stable or go forward, or do they need to, is your cost position or your strategy such that you know, people are going to have to pay up before you, to coax that out of you?

        DOUG PERTZ:    Well, we try and balance supply and demand for that which is really what our needs are, for our inventory levels, and balancing our needs within the business. I think we've probably stated in the past, that we have no intentions of increasing, at least at this point in time, our current capacity that we have up and running at this point. And that is, we'll continue to have the approximately million tons of capacity on the river that is idle today, continue to be idle in the future. So, I think we can continue to say that will be our position moving forward. Remember that is about the only piece of idle capacity in the marketplace today. So, that's, we anticipate that we'll continue to see that going forward. And I would anticipate that we, we'd continue to take the types of positions in responding to our needs and market demands, specifically for our balance or our inventory levels as we have in the past going forward.

        MALE VOICE:    Just push the black button. There is a black button right there. You push that.

        MALE VOICE:    Can you tell us where you are, both with Board approvals or negotiations with PLP and your regulatory filings with Cargill or with the OJ for Cargill?

        DOUG PERTZ:    Board approval in terms of the total deal has been done on both sides. This does not require—I'm sorry?

        MALE VOICE:    [Inaudible].

7

        DOUG PERTZ:    Oh, for PLP? Yeah.

        MALE VOICE:    [Inaudible]

        DOUG PERTZ:    I'm sorry?

        MALE VOICE:    PLP has agreed to the point two ratio and that's it?

        DOUG PERTZ:    Reed, do you want to address that.

        REED:    We actually had a telephonic board meeting this morning and we will be issuing the transfer rate probably on Friday as we work through these details.

        DOUG PERTZ:    I'm sorry. I was addressing the IMC side.

        MALE VOICE:    And so, IMC and Cargill are filing with the OJ?

        DOUG PERTZ:    Yeah, both in terms of the IMC Board, and the Cargill Board, those have been taken care of. This does not require Cargill shareholder approval. But it does require IMC shareholder approval and we'll be going through that process in the filing, the proxy and so forth with the SCC. This has been submitted for regulatory approvals in the U.S., as the DOJ is handling this and it has been filed with the DOJ.

        MALE VOICE:    Can you give us; can you give us a date on the filing?

        DOUG PERTZ:    The end of, the last day of January.

        MALE VOICE:    Doug, I've got a couple of questions. Number one, certainly India helped last year, Oswell [phonetic] was down for a good chunk of the year because of operating problems. If you look at India, this year, and you say you know, a couple of scenarios, one that Oswell runs, you know what its normal capacity has been,

        DOUG PERTZ:    Mm hmm.

        MALE VOICE:    Um, you know, what does that do to India's imports this year? I guess that's one of the fears is some people look at last year as kind of a one time spike, maybe now they've returned to 2002 levels. Can you talk about what you see in India, you know under the assumption that Oswell does run this year?

        DOUG PERTZ:    Sure. We definitely can. We actually see it as just the opposite. That India is going out of their, or going into this year with extremely low inventory levels as a result of the lack of adequate production and lack of additional imports. That we would anticipate that they are going to be slightly up this year versus last year, although very nominally. So, somewhere in the eight hundred thousand to nine hundred thousand ton range of imports this year, which is very similar to last year. But that's on a basis of inventory levels going into this year that are much lower than they were last year. With erratic production. With very high cost of inputs, which are much higher than they were last year. With an election year at hand, within three months, right at the start of the season where, that they're going to make sure that they have to take care of the six hundred million people that are involved with agriculture. So, we actually see that there would be the potential for significantly more upside, which would only support current pricing or potentially even push pricing up even further from where it is now. I think the key thing to look at, and to watch for, and this will be an upside, the key thing would be what happens maybe in the April and May timeframe, we see the Indians come in stronger than might have been anticipated. Normally they wouldn't be in much in the marketplace in that timeframe. But I think that this year we might see them more.

        MALE VOICE:    And you said that their costs were up significantly. So were ours. On a relative basis, year over year, have they lost or gained versus say Florida production delivered?

        DOUG PERTZ:    Oh, they've clearly lost. Cost of rock has gone up more. Cost of other materials have probably gone up more than our costs have a well. Remember this is not economically viable in any way, shape or form. There's hundreds of millions of dollars that the Indian government is paying to subsidize domestic production, which is in clear violation of WTO.

        MALE VOICE:    Well, we can preach that, but I mean they do it. So, I mean they [interposing]

        DOUG PERTZ:    They do it, but it's getting worse and worse, and the cost is getting higher and higher. And the impact, I think, really more than anything else, but aside all that, the impact is really that they can't have a

8

situation where they are going to be short on DAP for a larger product. I think that's going to be the key. I just returned from India last, this Sunday. So,—

        MALE VOICE:    Okay. Things look good then?

        DOUG PERTZ:    Well, I'm actually very encouraged actually by it. But we'll see where it goes. Again, I say, it's an upside surprise. It's not something to necessarily count on. But I think the base you can count on, it's the upside surprise that could be that.

        MALE VOICE:    Just two questions on NewCo [phonetic]. And firstly, what is the combined total for phosphate production of NewCo expected this year? And then, secondly, just any comments about the membership of NewCo and Canpotex?

        DOUG PERTZ:    Well, IMC is in two export organizations. One is Canpotex, which is the export organization for potash. We see no change at all in that. And we are in full support of that and we think it's a great organization and we'll continue to support it. And I think NewCo; we'll be in full support of it as well. The second one is PhosChem, in which IMC is the primary member, with seventy-five plus percent (75+%) of PhosChem exports are IMC, and we anticipate that we'll continue to see the NewCo involved with that as well.

        I was trying to back up to a slide that showed a combination of numbers here. Now, these are capacity numbers versus actual numbers. We produced, the IMC in 2003, about six point one million tons of DAP, MAP, and triple concentrated products, in 2003. During that period of time, we had our existing Faustina [phonetic] production down all year, which we have been for the last two, three years. And we also had the rest of our river production shut down for about two months, which is approximately three hundred and fifty thousand tons of production. And therefore, that's down from the production levels with [unintelligible] capacity levels.

        MALE VOICE:    Oh, I've just got one question. Transportation, certainly last year a big issue, but say in the last three months, have we still be going up as far as transportation costs go? And second, how much have you guys locked in? You know, that's one thing when you start talking to a lot of traders, some people had transportation locked in, some did not, so if you just look at the average costs, that's not really a good gauge, you know, for what each of the individuals are doing. Can you kind of talk about your relative position as far as having locked in transportation, you know, versus what we've seen in the last three months?

        DOUG PERTZ:    I think we need to separate what the transportation impact is on each of the nutrients. As an example, ninety-five plus percent (95+%) of what we sell in the phosphate business, and I assume you're talking about export, and you're talking about freight, shipping, is done on an FOB basis. So, the impact is more on the customer's landed costs than it is our on what we're selling. We've seen no impact on, as an example, our Chinese business, which is done on an FOB basis.

        MALE VOICE:    Well, but that, I mean because what happens is you get a disconnect between Chinese internal price and—[interposing]

        DOUG PERTZ:    You do.

        MALE VOICE:    And landed price, so I mean it does affect the business.

        DOUG PERTZ:    I'm saying in terms of the actual contract and taking tonnage on the contract, we've seen no affect on it. It does impact, as I said, what the landed, landed price is. But it doesn't impact our netbacks. In fact, our CNANBG contract, which is our contract with the Chinese, this is PhosChem's contract with the Chinese, is based on Tampa export pricing, FOB basis, for the trailing three weeks. So, in fact, what we're shipping last month, what we're shipping this month, to China, is based on the average price of about two hundred and eighteen dollars, or the average price that we're seeing on the trailing three weeks, pricing on it. So, freight, while it has impacted the landed price in this case in China, and it is impacting the difference between, like you're saying the difference between the domestic entities, it has not impacted what we are getting for that. That's a little bit different situation on export potash business, that which is going through Canpotex and others directly, where much of that, the majority of that is done on a C&F basis, in which we end up paying a lot of that freight. No it's not true again, on the China business there, which is FOB, but a lot of the rest of it is, is C&F, and that is impacting netbacks. Now Canpotex has done a very good job of increasing pricing, landed pricing, and I think we'll start seeing us be able to dig out from some of the reduced netbacks as that increased pricing kicks into effect in the second quarter this year. And we've seen thirty and forty dollar per ton increases in pricing, and

9

we've seen the Russians and others follow those type of price increases. But, in the short term, we're seeing the negative netback impact on that C&F business on the potash side of the business.

        MALE VOICE:    Now then, just the last question for me, if you look at the price of freight for you guys, coming from Canada, versus say the Russians and some of the other exporting countries, what has happened there, you know, relative? Have you guys gained ground, lost ground, because of the run up in transportation?

        DOUG PERTZ:    I don't know the exact answer to that, but I think most of it has been fairly relative.

        MALE VOICE:    Okay. So, a wash.

        DOUG PERTZ:    Yeah.

        MALE VOICE:    Doug, what's going to be NewCo's, excuse me, NewCo's argument when there is a farmer in Iowa that suggests last time he saw consolidation in this industry, it was in potash, and they saw a pretty hefty increase. He's concerned the same thing could happen in phosphates. What will be said to address that issue?

        DOUG PERTZ:    Well, I think there's a number of ways of addressing that issue, and I think part of the reality is to look at what the two businesses alone have done in the past, and what their behavior probably is going to be in the future. So, there are a couple of sides to that. One of them is that over the last three years, we've had three phosphate producers go out of business. And so, clearly this is going to insure that he gets supply. And that that supply can be produced by a lower cost producer, and therefore, the net result will be that he will get the ability to not only get supplied, but to be able to get it at a lower cost. In the future should the market suggest that that would be the case. That's number one. And I think that's pretty critical. Number two, is that this is a world market, and that in fact, pricing domestically is tied to export pricing. Historically it has been, and I think it will continue to be in the future, and will be even more so in the future. So, that's really what's going to be driving that. And with only about a fourteen point four percent (14.4%)of the total marketplace, this new entity is not going to be driving that. Cargill has less than a ten percent (10%) market share in the domestic marketplace. IMC has a twenty-eight percent (28%) share. So, in terms of visibility, of the domestic farmer, that's not going to be the critical issue or the critical item.

        MALE VOICE:    All right. Thanks much, Doug.

        DOUG PERTZ:    Thank you.

        [END RECORDING]

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The Market Leader

FOCUSED ON OUR CORE BUSINESSES

World's Largest in Phosphate

Phosphate Production*
Million Tons P_2O_5
0
1
2
3
4
IMC
OCP
Cargill
PCS

World's Largest in Potash

Potash Production*
Million Tons Product
0
3
6
9
IMC
PCS
Belarus
K&S

World Leader in Feed Ingredients

Feed Ingredients Production*
Thousand Tons Finished P&K Products
0
200
400
600
800
1000
PCS
IMC
Tessenderlo
Lomon

Low-Cost Producer

* 2002 Tons

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IMC Phosphate Business

DOMESTIC MARKET SHARE

IMC 28%

DOMESTIC
44% of Product
Louisiana Plants
Florida Plants
EXPORT
56% of Product

Major Export Customers:

China *Brazil*
Australia *India*

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IMC Phosphate Low-Cost Producer

Phosphoric Acid FOB Plant
Index
2
1.5
1
0.5
0
Florida
Louisiana
Rest of Industry
IMC

5

Source: British Sulphur

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IMC Potash Business

EXPORT
36% of Product
Canadian Plants
U.S. Plants
DOMESTIC
64% of Product
Major Export Customers:
China
Brazil
Korea
Japan

DOMESTIC MARKET SHARE
IMC 47%
GLOBAL INDUSTRIAL MARKET SHARE
IMC 50%

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IMC Potash Low-Cost Producer

4
3
2
1
0
Index
Canada
Canada
Carlsbad
Rest of Industry
IMC Mines

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Source: British Sulphur

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World Population & Meat Consumption

Historical CAGR: Meat 2.7%, Population 1.6%
Meat Consumption
Million Tonnes
225
200
175
150
125
100
75
50
25
6
5
4
3
2
1
0
Billion People
1975
1980
1985
1990
1995
2000
2005
Meat Consumption
U.S.
Other
China
FSU
Population-Developing
Population-Developed

Source: British Sulphur, IFA, IMC

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Consumption
Production
Stocks-to-Use Ratio (%)
Million Tonnes
2,500
2,000
1,500
1,000
500
0
Stocks as % of Consumption
60%
50%
40%
30%
20%
10%
0%
70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02

Source: USDA

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Corn - Weekly Central, IL, $/bu
3.0
2.8
2.6
2.4
2.2
2.0
1.8
1.6
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04

Soybean - Weekly Central, IL, $/bu
10.0
9.5
9.0
8.5
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04

Wheat - Weekly Kansas City, $/bu
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04

Source: Doane Agricultural Services

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DAP Pricing Is Cyclical

$/MT FOB Tampa
260
240
220
200
180
160
140
120
100
Supply/Demand in Balance
Demand Shock China Quota
Demand Shock FSU
Supply Shock Oswal, WMC
Jan-81
Oct-81
Jul-82
Apr-83
Jan-84
Oct-84
Jul-85
Apr-86
Jan-87
Oct-87
Jul-88
Apr-89
Jan-90
Oct-90
Jul-91
Apr-92
Jan-93
Oct-93
Jul-94
Apr-95
Jan-96
Oct-96
Jul-97
Apr-98
Jan-99
Oct-99
Aug-00
May-01
Feb-02
Nov-02
Aug-03
Feb-04

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Phosphate Cycle Recovery: Positive Trend Continues

$/MT FOB Tampa
230
220
210
200
190
180
170
160
150
140
130
Jun-01
Aug-01
Oct-01
Jan-02
Mar-02
May-02
Aug-02
Oct-02
Dec-02
Mar-03
May-03
Aug-03
Oct-03
Dec-03
Feb-04
Bottom-of-Cycle Price
China Enters WTO; Annual Imports of 4+ Million MT Resume
Fall Seasonal Softness
Farmland-Hydro DAP Liquidation
Idle Capacity Restart Announcement
Spring Seasonal Softness
Current Price $221/MT Highest in 8 Years
Strong Export Demand

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DAP Prices and Gross Margin
$ ST
$ MT
Source: FERTECON, Green Markets, TFI
120
110
100
90
80
70
60
50
40
30
20
10
0
270
255
240
225
210
195
180
165
150
135
120
105
90
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04
DAP Gross Margin $ st
Tampa FOB Price $ mt

Source: FERTECON, Green Markets, TFI

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China Phosphate Supply/Demand Growth

12
10
8
6
4
2
0
P_2O_5 - Million Metric Ton
2000
2001
2002
2004
Domestic P2O5 Production
P2O5 Demand

15
10
5
0
DAP Product - Million Metric Ton
2000
2001
2002
2004

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India DAP Import Demand Improving

Million Tonnes
3.5
3
2.5
2
1.5
1
0.5
0
1997
1998
1999
2000
2001
2002
2003
2004 f/c
2005 f/c
2006 f/c
Oswal Plant Start-Up 1.8 MM Tons of Capacity
Poor monsoon and subsidies favored domestic production
Industry problems lead to higher imports

17

Source: FERTECON, British Sulphur

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Consultants Forecast
Continued Cycle Recovery Through 2006

Actual Price
DAP Price ($/MT FOB Tampa)
230
210
190
170
150
130
110
90
70
50
1990
1992
1994
1996
1998
2000
2002
2004
2006
80
75
70
65
60
55
50
P2O5 % Capacity Utilization
Forecast

Source: FERTECON/British Sulphur

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World Potash Balance Tightens

Million Tonnes
40
30
20
10
0
90%
80%
70%
60%
50%
40%
30%
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Capacity
Production
Operating Rate

19

Source: FERTECON, IMC

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MILLION ST KCl
11.5
11
10.5
10
9.5
9
8.5
8
1996
1997
1998
1999
2000
2001
2002
2003
1.9 million Excess Capacity
Production
Capacity

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Current Maturity Profile

$600
$500
$400
$300
$200
$100
$0
$ Millions
Bank Debt
Refinanced
Remaining
414
36
261
55
150
150
(PLP)
400
436
New Debt
400
267
2004
2005
2006
2007
2008
2011
2013
Thereafter

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Capital Expenditures and Depreciation, Depletion and Amortization

Value Driver

($ Millions)

300
250
200
150
100
50
265
174
203
175
118
166
123
157
140
165
120
172
110
180
1998
1999
2000
2001
2002
2003
2004F
Cap-X
DD&A

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Extensive Global Distribution Footprint

North America

Carman
Pt-Cargill
East Dubuque
Albany
Sioux City
Buffalo
Elizabeth
Omaha
Baltimore
Pekin
Louisville
New Madrid
Houston
Port Allen

- Dry Product Warehouse
- Liquid Product Tank

South America

Brazil
Uberaba
Cubatao
Curitiba
Chile
Argentina
San Antonio
Rancagua
Quebracho
Uruguay
Chillan
Curico
Concepcion Bay
Temuco
Necochea
Osorno
Bahia Blanca
Puerto Varas
Falkland Islands

- Warehouse and Blender
- Warehouse

Asia

Yingkou
Tianjin
Yantai
China
Qingdao
Jiangsu
Rozy
India
Hong Kong
Thailand
Sriracha
Vietnam
Phu My

- Port Discharge and Warehouse
- Warehouse and Blender or NPK

Cargill Crop Nutrition

(35)

IMC Global

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Potential for Significant, Achievable Synergies

$145 million Pre-tax Run-Rate Synergies per Year

Pasco
Polk
Hillsborough
IMC Hopewell
Cargill Green Bay
IMC Kingsford
IMC Ft. Green
IMC Four Corners
Manatee
Hardee
Rock Mine / Beneficiation Plant
Processing Plant
Cargill =
IMC =

Note: IMC Lonesome and Cargill Ft. Meade are idled.

Cargill Crop Nutrition
IMC Global
(37)

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Combination Creates Leading Industry Player…

LTM Sales ($ Billions)

$1.3
$2.0
$2.1
$2.4
$2.6
$4.1
$4.9
Terra
Cargill
IMC
Agrium
PCS
NewCo
Yara

Cargill Crop Nutrition

IMC Global

(38)

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…With a Balanced Product Offering to Customers

LTM Sales and EBITDA/Equity Earnings Mix

Cargill Crop Nutrition

43%
57%

$2.0 billion

15%
49%
36%

$172 million

IMC Global

40%
60%

$ 2.1 billion

14%
86%

$268 million

NewCo

19%
51%
30%

$ 4.1 billion

6%
27%
53%
14%

$440 million

■ Phosphate ■ Distribution ■ Potash ■ Nitrogen

Cargill Crop Nutrition

IMC Global

(39)

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[LOGO]

Presentation to
Goldman Sachs
8th Annual Agricultural Forum

New York City

February 24, 2004

Douglas A. Pertz
Chairman and
Chief Executive Officer

[LOGO]

Regulation MA Disclosure

This investor presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition (“Cargill”) and IMC Global, Inc. (“IMC”), including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill’s and IMC’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email:  daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention:  Lori Johnson, or by telephone at   (952) 742-6194, email:  lori_johnson@cargill.com.

The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information regarding IMC’s directors and executive officers is available in its proxy statement filed with the SEC on April 11, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The Market Leader

FOCUSED ON OUR CORE BUSINESSES

World’s Largest in Phosphate

Phosphate Production*

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World’s Largest in Potash

Potash Production*

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World Leader in Feed Ingredients

Feed Ingredients Production*

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Low-Cost Producer

* 2002 Tons

IMC Phosphate Business

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DOMESTIC MARKET SHARE

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Major Export Customers:

China

Australia

Brazil

India

IMC Phosphate Low-Cost Producer

Phosphoric Acid FOB Plant

[CHART]

Source: British Sulphur

IMC Potash Business

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DOMESTIC MARKET SHARE

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GLOBAL INDUSTRIAL MARKET SHARE

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IMC Potash Low-Cost Producer

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Source: British Sulphur

Fertilizer Demand Drivers

Population And Income Growth

Improving Diets

Limited Arable Land

Need For Increasing Yields

Requires Increased Use Of Fertilizer And Technology

World Population & Meat Consumption

Historical CAGR: Meat 2.7%, Population 1.6%

[CHART]

Source: British Sulphur, IFA, IMC

World Grain Supply and Demand

(USDA Stocks-to-Use Forecast of 16% at 30-Year Low)

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Source: USDA

Markets are Sending Strong Signals to Farmers to Plant More Acres and Intensify Cropping Practices

Corn -Weekly Central, IL, $/bu

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Soybean - Weekly Central, IL, $/bu

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Wheat - Weekly Kansas City, $/bu

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Source: Doane Agricultural Services

IGL Shareholder Value Drivers

•                  Fertilizer Demand / Phosphate Cycle Recovery

•                  Operational Excellence / Improved Balance Sheet and Capital Structure

•                  Merger with Cargill Fertilizer Business

DAP Pricing Is Cyclical

$/MT FOB Tampa

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Phosphate Cycle Recovery:

Positive Trend Continues

$/MT FOB Tampa

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Phosphate Prices Have Increased to 8-Year Highs, But Gross Margins Have Improved Less Rapidly

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•                  The price of DAP FOB Tampa vessel has increased to an 8-year high, pushed up in part by input cost pressures.

•                  Improving phosphate fundamentals have boosted the DAP gross margin toward the high end of the range since the cyclical downturn began in 1999.

•                  The DAP gross margin, calculated from published spot prices, is the FOB plant price of DAP less published raw material costs.

Source: FERTECON, Green Markets, TFI

China Phosphate Supply/Demand Growth

[CHART]

•                  China Phosphate Demand Growth of 3%-5% Per Annum (P2O5 Basis) Through 2006

[CHART]

•                  DAP Imports Decline to 3 Million Tonnes in 2003

•                  PhosChem DAP Contract with CNAMPGC of China Provides For Shipments of Up to 1.9 Million MT in Both 2004 and 2005 With Retention of Market-Based Pricing Formula

•                  Strong Baseload Shipments Support Chinese DAP Import Recovery To As Much as 3.5 Million Metric Tons in 2004

India DAP Import Demand Improving

Million Tonnes

[CHART]

•                Trend Growth 5-7% Per Annum With No New DAP Plants

•             Domestic Production Challenges (High Feedstock Costs, Availability)

•             Return to Normal Monsoon Leads to Demand Growth in 2003

•             Probable Subsidy Changes Should Support Increased DAP Imports in 2004 and Beyond

Source:  FERTECON, British Sulphur

Consultants Forecast

Continued Cycle Recovery Through 2006

[CHART]

Source:  FERTECON/British Sulphur

World Potash Balance Tightens

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Source:  FERTECON, IMC

IMC Has Excess Capacity to Meet Potential Increase in Demand

[CHART]

IMC Potash Growth Drivers

•                   Largest Producer – Unique and Broadest Product Line

•             Largest Global Industrial Business

•             Potassium Feed Supplements

•             Only K-Mag® Producer

•                   2003 Record Export Demand and Pricing Up

•             Canpotex Chinese Contract Up 200,000 MT in 2003

•             Strong Brazilian Orders Should Continue

•             Export Pricing Up; Netbacks Challenged by High Freight Rates

•                   Highest Annual Volumes and Lowest Year-End MOP Inventories Since 1997

•                   Significant Canadian Federal Tax Relief to be Phased in Over 5 Years

•                   Domestic Price Increases Realized

•             $10/ST Increase on July 15, 2003

•             $7/ST Increase on September 29, 2003

•             $10/ST Increase Announced for Mid-February, 2004

•                   Canpotex/Sinochem Sign Historic 3-Year Contract

•             Exclusive Supply of a Minimum 1.5 Million Metric Tons for 2004-2006 with Extra 10% Per Year Option

•             Canpotex’s Historic Market Share in China Guaranteed Over Next 3 Years as Chinese Market Increases

•             2004 Contract Carries $3/MT Price Increase FOB Vancouver

IGL Shareholder Value Drivers

•                   Fertilizer Demand / Phosphate Cycle Recovery

•                   Operational Excellence / Improved Balance Sheet and Capital Structure

•                   Merger with Cargill Fertilizer Business

Operational Excellence

Value Driver

•                   Strategic Objective – Sustainable Competitive Advantage

•             Low Cost Producer

•             Continuous Improvement

•                   Cost Reduction – Company-wide

•             Project Profit/Rightsizing Programs Generated $160 Million in Savings in 1999/2000 ($140 Million in Phosphate Alone)

•             New Restructuring and Operational Excellence Initiatives to Deliver Annualized Savings of At Least $70 Million in 2005

•                   Six Sigma – Part of IMC Continuous Improvement Culture

•             $12 Million Cost Reduction in 2003

•             13 Black Belts; 241 Green Belts

Balance Sheet Strengthening

•                   Integrated Financing Program Completed in June/July

•             Restores Full Bank Line Borrowing Capability

•             Virtually Eliminates All 2005 Debt of $450 Million Through Refinancing

•             No Public Debt Maturity Until July 2007

•             Bank Debt Scheduled to Mature in 2006

•                   Total Cash and Revolver Availability at Year-End 2003 was $237 Million

•                   Creates Firmer Financial Footing Over Next Several Years to Benefit From Phosphate Market Recovery

Current Maturity Profile

[CHART]

Capital Expenditures and Depreciation, Depletion and Amortization

Value Driver

($ Millions)

[CHART]

Restated to Exclude Oil & Gas, Salt, Ogden and IMC Chemicals Businesses

Proposal on Phosphate Resource Partners Limited Partnership (PLP)

•                  IMC Global Has Proposed to Convert Each Public Unit of PLP into 0.2 Shares of IMC Common Stock

•                  This will Eliminate the Minority Interest of 20% in IMC Phosphates Company and Result in an Additional 10 Million Shares of IMC Global Common Stock

•                  Proposal Subject to Negotiation of Definitive Agreement, Regulatory Approval, Unitholder Action and Other Customary Conditions

•                  Largest PLP Public Unitholders have Agreed to Support the Transaction

•                  IMC Believes Merger Proposal is Reasonable Value Proposition

•                  Greatly Simplifies Corporate Structure and Reduces Complexity

•                  Eliminates Overhead Costs to PLP Unitholders of Partnership Management

•                  Increases Liquidity for PLP Unitholders and Allows Them to Participate in an Equity Interest That Combines the Broader Attributes of Both PLP and IMC

Investment Considerations

•                  Largest Potash Producer

•             Strong, Stable, Growing Earnings

•                  Significant Cost Reductions

•             Low-Cost Producer, Restructuring, Six Sigma, Operational Excellence

•                  Increased Volume Potential

•             1.2 Million Ton Idled Phosphate Capacity

•             2 Million Ton Excess Potash Capacity

•                  Debt Pay-Down

•             Completion of Refinancing Plan Pushes Out Public Debt Maturities to 2007

•                  Largest Worldwide Phosphate Producer

•             Greatest Upside Cycle Leverage

Highlights from a joint Webcast presentation made by IMC Global and Cargill, Incorporated on January 27, 2004 regarding the announcement of a definitive agreement to combine IMC Global and Cargill Crop Nutrition to create a new, publicly traded company.

“Creating A Diversified Global Leader in Crop Nutrition”

[LOGO]

Creating Value for All Stakeholders

•                  Creates leading, publicly traded global crop nutrient company better positioned to deliver customer and shareholder value

•                  IMC shareholders retain investment in a stronger public company as global agriculture fundamentals improve

—           Remain significant participants in the forecasted phosphate cycle recovery

—           Continue to reap benefits of IMC’s leading, low-cost global potash business with improving supply/demand fundamentals

•                  Significant run-rate synergies of $145 million annually with excellent prospects for ongoing cost reductions

—           Optimization of mining, manufacturing, purchasing, transportation and logistics

—           Elimination of duplicative overhead costs

•                  Immediately accretive to IMC EPS with improving earnings and cash flow over medium-term through synergy realization and expanded growth opportunities

•                  Strong financial profile

—           LTM Sales ~ $4.1 billion

—           Total Assets ~ $5.4 billion

Note:                   LTM financials for IMC are for the period ended September 2003. LTM financials for Cargill based on unaudited financial results for the period ended November 2003.  Balance sheet amounts do not reflect potential purchase accounting or other transaction adjustments and are as of September 30, 2003 for IMC and November 30, 2003 (unaudited) for Cargill.

•                  Enhanced financial flexibility with improved credit profile and coverage ratios

—           Cargill is contributing businesses with nominal debt (~ $50 million)

—           LTM EBITDA ~ $440 million (pre-synergies)

—           Total Debt ~ $2.2 billion

•                  IMC’s leading domestic phosphate and potash businesses will be combined with Cargill’s largely international franchise to form stronger and broader global platform

—           Combined global phosphate capacity share of 14.4%(1), with processed phosphate capacity of more than 13 million tons

—           Potash global capacity share of 15.5% (2)

•                  Expanded production capabilities coupled with a worldwide Cargill distribution platform in three key geographies of North America, South America, and Asia, including key growth markets of Brazil and China

•                  Transaction creates company better able to compete globally after severe impact of market downturn

Note:                   LTM financials for IMC are for the period ended September 2003.  IMC EBITDA defined as operating earnings from continuing operations plus depreciation, depletion and amortization.  LTM financials for Cargill based on unaudited financial results for the period ended November 2003.  Cargill EBITDA defined as earnings from continuing operations before interest expense, income taxes, depreciation and amortization.  Cargill EBITDA as shown here includes equity earnings (approximately $20 million) and 50% of Saskferco EBITDA (approximately $28 million).  For accounting purposes, Cargill accounts for Saskferco under the equity method.  Balance sheet amounts do not reflect potential purchase accounting or other transaction adjustments and are as of September 30, 2003 for IMC and November 30, 2003 (unaudited) for Cargill.

(1)                                  Measured as phosphoric acid capacity.  Capacity share based on IFA and company data.

(2)                                  Capacity share based on IFA and company data.

Key Transaction Terms

Transaction	•	Formation of new NYSE-listed, public company (“NewCo”)
} Merger of IMC Global (“IMC”) with NewCo sub
} Contribution of equity interests of Cargill Crop Nutrition by Cargill and related entities to NewCo
IMC Share Exchange	•	IMC shareholders to receive:
• 1 NewCo Common share per IMC Common share; 1 NewCo Preferred share per IMC Preferred share
Ownership Split	•	Cargill: 66.5% / IMC shareholders: 33.5%
Name and Headquarters	•	To be determined
Management	•	CEO & President: Fritz Corrigan
Board Composition	•	11 directors total – 6 independent
} 7 appointed by Cargill / 4 appointed by IMC during standstill period
Tax Treatment	•	Tax-free to IMC shareholders
Expected Closing Date	•	Summer 2004, subject to regulatory and IMC shareholder approval and other customary closing conditions
Other	•	Lock-up – Cargill has agreed not to dispose of NewCo shares for three years
	•	Standstill – Cargill has agreed not to acquire publicly traded NewCo shares for four years

Cargill Brings Leading, Global Fertilizer Franchise to Combination

•	Leading Phosphate Business	•	Low-cost phosphate producer with a strong global focus
} 8.0 million tons of rock capacity
} 5.7 million tons of processed phosphate capacity
		•	Exclusive export marketing rights in Australia (WMC) and Lithuania (Lifosa)
•	International Production Presence in Attractive Markets	•	20% owner of Fosfertil in Brazil, the largest Brazilian domestic producer of nitrogen and phosphate fertilizers
		•	35% equity stake in 660,000 ton DAP/NPK granulation plant in Haikou, China
•	Global Distribution Footprint	•	Approximately three dozen distribution facilities in attractive markets
} U.S., Brazil, China, Southern Cone, India, Southeast Asia
		•	Provides product tailoring, logistics and other value-added services to customers
•	Strong North American Nitrogen Position	•	50% owner of one of North America’s most efficient nitrogen operations – Saskferco Products, Inc., located in Saskatchewan, Canada and adjacent to IMC’s Belle Plaine potash mine
} 1.2 million ton nitrogen fertilizer plant
} Cargill has exclusive marketing rights for all Saskferco products
		•	Nitrogen import assets and capabilities

Extensive Global Distribution Footprint

North America

[GRAPHIC]

South America

[GRAPHIC]

Asia

[GRAPHIC]

Combined Phosphate Operations

IMC Global – Florida/Louisiana

	No.	Capacity

Rock Mines	4	16.9	mst

Phosphoric Acid*	4	4,030	tst

DAP/MAP*	3	7,000	tst

TSP	1	800	tst

Feed Phosphate	1	830	tst

*One idle phosphoric acid and one idle DAP/MAP plant included in capacity

Cargill Crop Nutrition - Florida

	No.	Capacity

Rock Mines	2	8.0	mst

Phosphoric Acid	3	2,700	tst

DAP/MAP	3	5,360	tst

Feed Phosphate	1	350	tst

MicroEssentials	1	500	tst

NewCo Phosphate Operations

	No.	Capacity

Rock Mines	6	24.9	mst

Phosphoric Acid	7	6,730	tst

DAP/MAP	6	12,360	tst

TSP	1	800	tst

Feed Phosphate	2	1,180	tst

MicroEssentials	1	500	tst

Note: Capacity figures as of 2003.

Potential for Significant, Achievable Synergies

$145 million Pre-tax Run-Rate Synergies per Year

•                  Synergies amount to about 3.5% of LTM 2003 sales

•                  Synergies primarily in:

—        Selling, General & Administrative

—        Phosphate Operations Optimization

—        Raw Materials Purchasing and Supply Chain Management

—        Phosphate Freight and Logistics

—        Marketing and Best Practices Implementation

•                  Integration plan to emphasize mine/chemical complex optimization and best practices

•                  Phase-in over 3 years; 100% achieved by Year 3 of operations after transaction closing

[GRAPHIC]

Note:  IMC Lonesome and Cargill Ft. Meade are idled.

Combination Creates Leading Industry Player…

LTM Sales ($ Billions)

[CHART]

Note:  Sourced from public documents for all companies except for Cargill which is from Cargill company data.  LTM sales for the period ended September 2003 except for Cargill (unaudited) which is for the period ended November 2003.  Yara sales converted into U.S. Dollars at the average LTM NOK/USD exchange rate for the period ended September 2003.

…With a Balanced Product Offering to Customers

LTM Sales and EBITDA/Equity Earnings Mix

Cargill Crop Nutrition

[CHART]

[CHART]

IMC Global

[CHART]

[CHART]

NewCo

[CHART]

[CHART]

Note: LTM financials for IMC are for the period ended September 2003. LTM financials for Cargill based on unaudited financial results for the period ended November 2003.  LTM Sales percentage mix for Cargill determined prior to intercompany eliminations.

NewCo is a Financially Stronger Entity with Improved Earnings Power and Credit Profile…

(LTM Figures in $ Millions except where indicated)

	[LOGO]	[LOGO]	NewCo
Sales ($ billions)	$2.0	$2.1	$4.1

EBITDA (w/o synergies)	172	268	440

EBITDA (w/ run-rate synergies)	—	—	585

Total Debt	50	2,130	2,180

Total Initial Debt / EBITDA - (w/o synergies)	—	—	5.0	x

Total Initial Debt / EBITDA - (w/ run-rate synergies)	—	—	3.7	x

Note:                   LTM financials for IMC are for the period ended September2003. IMC EBITDA defined as operating earnings from continuing operations plus depreciation, depletion and amortization.  LTM financials for Cargill based on unaudited financial results for the period ended November 2003.  Cargill EBITDA defined as earnings from continuing operations before interest expense, income taxes, depreciation and amortization.  Cargill EBITDA as shown here includes equity earnings (approximately $20 million) and 50% of Saskferco EBITDA (approximately $28 million).  For accounting purposes, Cargill accounts for Saskferco under the equity method.  Balance sheet amounts do not include IMC cash and cash equivalents as of September 30, 2003 of $56 million, do not reflect potential purchase accounting or other transaction adjustments and are as of September 30, 2003 for IMC and November 30, 2003 (unaudited) for Cargill.  Assumed run-rate synergies of $145 million.

NewCo Value Creation

•                  Creates leading, publicly traded global crop nutrient company

•                  IMC shareholders invested in a stronger public company as global agriculture fundamentals improve, remaining as significant participants in the forecasted phosphate cycle recovery and continuing to benefit from IMC’s leading global potash business

•                  Significant run-rate synergies of $145 million annually

•                  Immediately accretive to IMC EPS with growing profitability

•                  Strong combined financial profile with reduced leverage and enhanced flexibility

•                  Stronger and broader platform in phosphates, particularly in growing Brazilian and Chinese markets, with extensive global distribution footprint

•                  Improving global grain and fertilizer fundamentals provide strong backdrop for combination

—        Tighter grain markets and higher crop prices

—        Low inventories and improved farm economics